KIRKLAND LAKE GOLD COMPLETES ACQUISITION OF SECURITIES OF NOVO RESOURCES CORP.

Toronto, Ontario – September 6, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) announces that it has acquired 14,000,000 units (“Units”) of Novo Resources Corp. (TSXV:NVO)(the “Issuer”) by way of private placement financing at a price of CAD$4.00 per Unit for a total purchase price of CAD$56,000,000 (the “Acquisition”). Each Unit consists of one common share of the Issuer (the “Shares”) and one common share purchase warrant (a “Warrant”) entitling the Company to acquire a common share of the Issuer at a price of CAD$6.00 until September 6, 2020. The Warrants are subject to an accelerated expiry whereby, starting one year from the date hereof, if the daily high trading price of the Issuer’s common shares exceeds CAD$12.00 for a period of 20 consecutive trading days, the Issuer may provide notice of early expiry and the Warrants will expire 30 days thereafter. The Company will retain an anti-dilution right and the right to appoint a nominee to the Board of the Issuer, as further described in the Company’s press release dated September 5, 2017.

As of the date hereof, after giving effect to Acquisition, the Company beneficially owns 25,830,268 Shares and 14,000,000 Warrants, representing approximately 18.19% of the currently issued and outstanding Shares of the Issuer on a non-diluted basis and approximately 25.53% of the currently issued and outstanding Shares of the Issuer on a partially-diluted basis. All of the securities issued in the private placement financing are subject to a statutory hold period expiring on January 7, 2018.

The Units were acquired for investment purposes. Kirkland Lake Gold has a long-term view of the investment and may acquire additional securities either on the open market or through private acquisitions or sell the securities either on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors.

This press release is being issued in pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with the regulatory authorities in each jurisdiction in which the Issuer is a reporting issuer containing information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report will be filed on the Issuer’s profile on SEDAR and may also be obtained by contacting the Company at 416-840-7884 or by email at info@klgold.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 570,000 to 590,000 ounces from mines in Canada and Australia. The production profile of the Company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com